UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-27599

                           Notification of Late Filing

                                  (Check One):

    [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                         For Period End: March 31, 2001
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report of Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

Nothing  in this form  shall be  construed  to imply  that the  Commisssion  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

                         Part I - Registrant Information

                Full Name of Registrant HARVARD SCIENTIFIC CORP.

                           Former Name if Applicable:

                  1325 Airmotive Way, Suite 125, Reno NV 89502
            Address of Principal Executive Office (Street and Number)
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                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calandar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-f, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is in the process of a management reorganization and a shift of its core focus. With the resignation of Abraham M. Daniels, its Chairman and CEO, the Company will be filing all of the appropriate future filings at the appropriate time.

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                           Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Daniel De Liege       954 630-1718

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

                            Harvard Scientific Corp.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 23, 2001                        By /s/ Daniel De Liege
                                          ------------------------
                                                 Daniel De Liege,
                                                 President